Exhibit 99.1
FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)
TORONTO, August 31, 2006
SECOND QUARTER EARNINGS AND RESTATEMENT
OF CONSOLIDATED FINANCIAL STATEMENTS
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has filed its interim report for the six months ended June 30, 2006 and its restated consolidated financial statements and related disclosures pursuant to the restatement previously announced on July 27, 2006. As more fully described below, as a result of the restatement, shareholders’ equity decreased $235.3 million as at March 31, 2006, within the estimated range of $225 to $240 million announced on July 27, 2006. As a result of corrections reflected in the restatement, Fairfax’s net earnings for the three and six months ended June 30, 2006 were slightly higher at $229.2 million and $427.6 million respectively than the $223.6 million and $421.7 million for those periods respectively announced on July 27, 2006.
Restatement of Consolidated Financial Statements
The company has completed the restatement of its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended March 31, 2006 and 2005. The company has filed audited restated consolidated financial statements comprising the consolidated balance sheets as at December 31, 2005 and 2004, the restated consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005 and all related disclosures, as well as unaudited consolidated financial statements as at and for the six months ended June 30, 2006 and 2005. These unaudited consolidated financial statements reflect the restatement of the unaudited consolidated financial statements as at and for the six months ended June 30, 2005 and the three months ended March 31, 2006 and June 30, 2005.
The restatement of the company’s consolidated financial statements resulted from management’s identification of various non-cash accounting errors arising primarily in 2001 and prior. The restatement followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover (which was ultimately completed on August 3, 2006) and that identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement are reflected in the company’s audited restated consolidated 2005 financial statements and accompanying notes and disclosures, and in the unaudited consolidated financial statements and accompanying notes contained in the company’s interim report for the six months ended June 30, 2006.
On July 27, 2006, Fairfax announced that it had estimated that the impact of the restatement would be a decrease in shareholders’ equity as at March 31, 2006 in a range of $225 million to $240 million. The total cumulative impact of the finalized restatement through March 31, 2006 is to decrease shareholders’ equity as at March 31, 2006 by $235.3 million. The $235.3 million total cumulative impact on shareholders’ equity comprises a decrease in the currency translation account (“CTA”) in the amount of $123.7 million, a decrease in retained earnings in the amount of $99.5 million, a decrease in share capital (by way of an increase in treasury stock) of $17.2 million, and an increase in common stock of $5.1 million. Of the $99.5 million cumulative decrease in retained earnings, the net effect of the restatement on earnings for each period is to increase net earnings for the three months ended March 31, 2006 by $26.3 million, decrease the 2005 net loss by $51.3 million, decrease the 2004 net loss by $72.9 million, increase 2003 net earnings by $18.6 million, decrease 2002 net earnings by $10.1 million, increase the 2001 net loss by $182.7 million, and decrease the net earnings of 2000 and prior years by $75.8 million.
As part of the restatement process, Fairfax evaluated the impact of the accounting errors in its assessment of internal control over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002 as at December 31, 2005. In its assessment of internal control over financial reporting, management identified four material weaknesses. As a result, management has concluded that it did not maintain effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. To address the material weaknesses, management will implement a remediation plan which will supplement the existing controls of the company. The material weaknesses will be fully remediated when, in the opinion of the company’s management, the revised control processes have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness. The remediation and ultimate resolution of the company’s material weaknesses will be reviewed by the Audit Committee of the company’s Board of Directors. The company will disclose any further developments arising as a result of its remediation efforts in future filings.
Fairfax’s Chief Executive Officer, Prem Watsa, reiterated his comment of July 27, 2006, stating, “Our operating and investment performance continues to be strong. The restatement has not impacted Fairfax’s cash flows or the fundamental strength of our business. Cash and marketable securities at the holding company at quarter-end exceeded $500 million, the regulatory capital at our operating subsidiaries remains strong and, with the commutation of the Swiss Re Cover, we do not expect to have any cash costs at the holding company to fund European runoff through 2007. That said, we take very seriously our obligation to provide accurate financial results, and our management team, having identified the accounting errors, acted diligently to correct the errors and disclose our restated results.”
Second Quarter Earnings
Fairfax had net earnings of $229.2 million in the second quarter of 2006 and $427.6 million in the first six months of 2006 (compared to $223.6 million and $421.7 million for those periods respectively announced on July 27, 2006). Net earnings per diluted share were $12.14 for the second quarter and $22.65 for the six months ended June 30, 2006. Highlights were as follows:
•	The combined ratios of the company’s insurance and reinsurance operations for the second quarter and the first six months of 2006 were 100.4 % and 97.8% respectively on a consolidated basis, and as follows on an individual company basis: Northbridge — 112.1% and 101.7% respectively, Crum & Forster — 99.8% and 99.1% respectively, and OdysseyRe — 95.6% and 95.5% respectively. The consolidated and Northbridge combined ratios reflect a $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses, representing 5.8 points of the second quarter consolidated combined ratio of 100.4%.

•	Underwriting profit (loss) at the company’s insurance and reinsurance operations for the second quarter and the first six months of 2006 was $(4.2) million and $47.8 million respectively, in both cases reflecting the above-noted $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses.

•	Net premiums written during the second quarter and the first six months of 2006 grew by 8.1% to $1,250.4 million and 2.7% to $2,382.0 million respectively compared to the respective prior year’s periods.

•	Total interest and dividend income earned increased to $190.6 million and $339.8 million in the second quarter and the first six months of 2006 respectively from $128.8 million and $235.9 million in the respective prior year’s periods.

•	Net realized gains on investments were $434.8 million in the second quarter, derived in large part from the sale of Asian equities, and $724.4 million in the first six months of 2006.

•	The company’s runoff and other operations had pre-tax income of $10.9 million and $29.5 million for the second quarter and the first six months of 2006 respectively, including in those numbers pre-tax profit of $10.3 million and $32.7 million for those periods respectively at Group Re and net realized gains (including net realized gains at Group Re) of $31.0 million and $48.6 million for those periods respectively.

•	The company had $506.8 million of cash, short term investments and marketable securities at the holding company level at June 30, 2006, after reducing holding company borrowings by $89.9 million during the first six months of 2006.

•	At June 30, 2006, cash and investments were $15.8 billion, and the pre-tax unrealized loss on portfolio investments was $224.3 million (consisting of an unrealized loss on bonds of $490.2 million and an unrealized gain on equities and other of $265.9 million).

•	At June 30, 2006, reinsurance recoverables were $7,158.9 million, including $555.2 million of recoverables on paid losses.

•	At June 30, 2006, the portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group had been reduced to $150.7 million.

•	At June 30, 2006, long term debt consisted of $1,293.9 million of holding company borrowings and $957.1 million of subsidiary company borrowings.

•	At June 30, 2006, common shareholders’ equity was $2,885.2 million, or $162.66 per basic share.

Following is a summary of Fairfax’s unaudited financial results for the second quarter and the first six months of 2006:

	THREE MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2006	JUNE 30, 2006
	($ millions)

Total revenue	1,935.6	3,650.1
Earnings before income taxes and non-controlling interests	500.0	893.1
Net earnings	229.2	427.6

Net earnings per share	$12.73	$23.72
Net earnings per diluted share	$12.14	$22.65
Combined ratios were as follows for the second quarter and the first six months of 2006 (Northbridge and consolidated combined ratios reflect the above-noted $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses):

		THREE MONTHS ENDED	SIX MONTHS ENDED
		JUNE 30, 2006	JUNE 30, 2006

Insurance	- Canada (Northbridge)	112.1%	101.7%
	- U.S. (Crum & Forster)	99.8%	99.1%
	- Asia (Fairfax Asia)	99.3%	97.5%
Reinsurance (OdysseyRe)		95.6%	95.5%
Consolidated		100.4%	97.8%
Fairfax’s restated consolidated 2005 financial statements and accompanying notes and disclosures, and Fairfax’s full second quarter 2006 report, can be accessed at its website www.fairfax.ca.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
     Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 123 of our original 2005 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946